Mail Stop 6010   May 23, 2008

David P. Luci, Esq.
President and Chief Business Officer
MacroChem Corporation
80 Broad Street, 22nd Floor
NY, NY 10004

Re: MacroChem Corporation
         Preliminary Proxy Statement on Schedule 14A
         Filed May 15, 2008
         File No. 0-13634

Dear Mr Luci:

        We have completed our review of your proxy statement and have no further comments at
this time. Please contact Song Brandon at (202) 551-3621 with any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director